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                           KELMOORE STRATEGIC TRUST               Exhibit 99(m)

                    [Form of] Rule 12b-1 Plan of Distribution
                               ____________, 1999


The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), by Kelmoore Strategic Trust (the "Trust") for the shares of Kelmoore Covered Option Fund (the "Fund"). The Plan has been approved by a majority of the Trust's Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "non-interested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.


SECTION 1. ANNUAL FEE.

     (a) The Fund shall pay Kelmoore Investment Company, Inc., as the Fund's distributor (the "Distributor"), a monthly fee not to exceed 0.75% (3/4 of 1%) per annum of the average daily net assets of the Fund.

     (b) In addition to the amounts described in (a) above, the Fund shall pay
     (i) the Adviser for payment to dealers or others, or (ii) directly to others, an amount not to exceed 0.25% (1/4 of 1%) per annum of the average daily net assets of the Fund, as a service fee pursuant to dealer or servicing agreements.

Section 2. DISTRIBUTION EXPENSES IN EXCESS OF OR LESS THAN FEE.

     All distribution expenses in excess of the fee rates provided for in this Plan may be carried forward and resubmitted in a subsequent fiscal year provided that (i) Distribution Expenses cannot be carried forward for more than three years following initial submission; and (ii) the non-interested Trustees determine at the time of initial submission that the Distribution Expenses are appropriate to be reimbursed. Distribution expenses will be paid on a first-in, first-out basis.

Section 3. EXPENSES COVERED BY THE PLAN.

     The fees payable under Section 1 of the Plan may be used to compensate the Distributor for any expenses primarily intended to result in the sale of the Fund's shares, including, but not limited to: (a) payments the Distributor makes to other institutions and industry professionals, broker-dealers, including the investment adviser, Distributor and their affiliates or subsidiaries (collectively referred to as "Participating Organizations"), pursuant to an agreement in connection with providing administrative support services to the holders of the Fund's shares; (b) payments to financial institutions and industry professionals (such as insurance companies, investment counselors, accountants, and estate planning firms (but not including banks and savings and loan associations), broker-dealers, the Distributor and the Distributor's affiliates and subsidiaries in consideration for distribution services provided and expenses assumed in connection with distribution assistance, including but not limited to, printing and distributing prospectuses to persons other than current shareholders of the Fund, printing and distributing advertising and sales literature and reports to shareholders used in connection with the sale of the Fund's shares, and personnel and communication equipment used in servicing shareholder



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     accounts and prospective shareholder inquiries; or (c) payments made to the
     Distributor pursuant to the Distribution Agreement between the Trust and the Distributor. Such expenses shall be deemed incurred whether paid directly by the Adviser as Distributor or by a third party to the extent reimbursed therefor by the Adviser.

SECTION 4. WRITTEN REPORTS.

     The Adviser shall furnish to the Trustees, for their review, on a quarterly basis, a written report of the monies paid under the Plan or any related agreement and the purposes therefore, and shall furnish the Trustees with such other information as the Trustees may reasonably request in connection with payments made under the Plan or any related agreement in order to enable the Trustees to make an informed determination of whether the Plan should be continued.

SECTION 5. TERMINATION.

     The Plan may be terminated at any time, without penalty, by a vote of a majority of the non-interested Trustees or by vote of a majority of the outstanding voting securities of the Fund, and any distribution agreement under the Plan may be likewise terminated on not more than sixty (60) days' written notice. Once terminated, no further payments shall be made under the Plan notwithstanding the existence of any unreimbursed current or carried forward distribution expenses.

SECTION 6. AMENDMENTS.

     The Plan may not be amended to increase materially the amount to be spent for distribution and servicing of Fund shares without approval by a majority of the outstanding voting securities of the Fund. All material amendments to the Plan and any related distribution agreement shall be approved by the Trustees and the non-interested Trustees cast in person at a meeting called for the purpose of voting on any such amendment.

SECTION 7. SELECTION OF INDEPENDENT TRUSTEES.

     So long as the Plan is in effect, the selection and nomination of the Trust's non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

SECTION 8. EFFECTIVE DATE OF PLAN.

     The Plan shall take effect as of the date hereof and, unless sooner terminated, shall continue in effect for a period of more than one year from the date of its execution only so long as such continuance is specifically approved at least annually by the Trustees, including the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such continuance.

SECTION 9. PRESERVATION OF MATERIALS.

     The Trust will preserve copies of the Plan, any agreements relating to the Plan and any report made pursuant to Section 4 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.


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SECTION 10. MEANINGS OF CERTAIN TERMS.

     As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Trust under the 1940 Act by the Securities and Exchange Commission.